UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland and Rajiv Singhal

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,269,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,269,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,269,021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,269,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,269,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,269,021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,269,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,269,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,269,021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

This Amendment No. 17 (this “Amendment No. 17”) amends and restates the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014 and Amendment No. 16 thereto filed on August 5, 2015 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”). This Amendment No. 17 reflects changes to Items 3, 5 and 7 of the Statement.

Item 1	Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. The Issuer’s principal executive office is located at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario Canada M5X 1C7.

Item 2	Identity and Background

This Schedule 13D is being filed by (a) Glencore plc (formerly known as Glencore Xstrata plc) (“Glencore plc”), (b) Glencore International AG (“Glencore International”) and (c) Glencore AG (collectively, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and on the Hong Kong Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of commodities, with worldwide activities in the marketing of metals and minerals, energy products and agricultural products and the production, refinement, processing, storage and transport of these products. Each of the Reporting Persons other than Glencore plc is a direct or indirect wholly-owned subsidiary of Glencore plc. Glencore AG is a direct wholly-owned subsidiary of Glencore International.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule 1 hereto (the “Schedule 1 Persons”), which Schedule 1 is incorporated herein by reference.

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 31, 2008, Glencore AG, the Issuer and the Issuer’s wholly owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (the “Issuer Subsidiary”), entered into a purchase agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, a letter agreement (“Amendment No. 3”), dated as of December 19, 2008, a letter agreement (“Amendment No. 4”), dated as of January 30, 2009, a letter agreement (“Amendment No. 5”), dated as of February 24, 2009, a letter agreement (“Amendment No. 6”), dated as of March 30, 2009, a letter agreement (“Amendment No. 7”), dated as of April 28, 2009, a letter agreement (“Amendment No. 8”), dated as of June 4, 2009, a letter agreement (“Amendment No. 9”), dated as of August 31, 2009, a letter agreement (“Amendment No. 10”), dated as of October 20, 2009, and a letter agreement (“Amendment No. 11”), dated as of November 16, 2009 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provided for, among other things, Glencore AG’s purchase of up to US$50,000,000 in aggregate principal amount of floating rate secured debentures due September 30, 2011 issued by the Issuer Subsidiary (collectively, the “Debentures”).

The initial closing of the transactions contemplated by the Original Purchase Agreement occurred on October 31, 2008. At the initial closing, the Issuer Subsidiary issued to Glencore AG an initial tranche of US$7,500,000 of the Debentures (the “Tranche A Debenture”). Subsequently, the Issuer Subsidiary issued to Glencore AG a second tranche of US$7,500,000 of the Debentures (the “Tranche B Debenture”) on December 22, 2008, a third tranche of US$5,000,000 of the Debentures (the “Tranche C Debenture”) on June 17, 2009 and a fourth tranche of US$5,000,000 of the Debentures (the “Tranche D Debenture”) on August 31, 2009. The Original Purchase Agreement had also provided for a fifth tranche of US$25,000,000 of the Debentures (the “Tranche E Debenture”) to be issued to Glencore AG upon the satisfaction of additional closing conditions set forth in the Original Purchase Agreement.

The Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture initially bore interest at a rate equal to the 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of such Debentures. On or before September 30, 2009, the Issuer was able to elect in which form to make the interest payments; thereafter, Glencore AG may make such election. As of October 31, 2015, approximately US$9.994 million of capitalized and accrued interest had been added to the principal amount of such Debentures. The Issuer has guaranteed the Issuer Subsidiary’s obligations under such Debentures pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008. The Issuer Subsidiary’s obligations under such Debentures are secured by (i) the assets of the Issuer pursuant to a security agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG, (ii) the assets of the Issuer Subsidiary pursuant to a security agreement (the “Issuer Subsidiary Security Agreement”), dated as of October 31, 2008, between the Issuer Subsidiary and Glencore AG, and (iii) a security interest in the Issuer’s equity interest in the Issuer Subsidiary pursuant to a pledge agreement (the “Pledge Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG.

In connection with the Original Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG an exchange warrant pursuant to which the Debentures were exchangeable into Common Shares at any time at an exchange rate of US$4.00 per Common Share for the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture, and an exchange rate of US$2.65 per Common Share for the Tranche E Debenture (the “Original Exchange Warrant”).

In connection with the Original Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 6,250,000 Common Shares at an exercise price of US$3.00 per Common Share (the “2008 Purchase Warrant”).

Concurrently with the issuance of the Tranche A Debenture and the 2008 Purchase Warrant, the Issuer and Glencore AG entered into a Registration Rights Agreement (the “2008 Registration Rights Agreement”). The 2008 Registration Rights Agreement granted Glencore AG demand and piggyback registration rights with respect to Common Shares issuable upon exercise of the Original Exchange Warrant and/or exercise of the 2008 Purchase Warrant.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore AG and the Issuer (the “First 2009 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, 3,773,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share). Pursuant to another subscription agreement, dated as of November 23, 2009, between Glencore AG and the Issuer (the “Second 2009 Subscription Agreement”), on January 26, 2010, Glencore AG acquired from the Issuer, on a private placement basis, 5,660,377 Common Shares for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share).

On November 12, 2010, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment and waiver agreement (the “2010 Amendment and Waiver”) pursuant to which the parties agreed, among other things, to:

•	terminate and discharge the Issuer Subsidiary’s obligation to issue, and Glencore AG’s obligation to purchase, the Tranche E Debenture;

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture from September 30, 2011 to September 30, 2012;

•	extend the expiration date of the Original Exchange Warrant from September 30, 2011 to September 30, 2012; and

•	cancel the 2008 Purchase Warrant and cause the Issuer to issue to Glencore a new warrant to purchase up to 3,000,000 Common Shares at an exercise price of US$2.00 per share.

On November 12, 2010, as contemplated by the 2010 Amendment and Waiver, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per Common Share until December 31, 2015 (the “2010 Purchase Warrant”).

In accordance with the terms of the 2010 Amendment and Waiver, the Issuer and Glencore AG also entered into a registration rights agreement, dated as of November 12, 2010 (the “2010 Registration Rights Agreement”), pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares held by Glencore AG, including any Common Shares issuable upon exercise of the 2010 Purchase Warrant and/or exercise of the Original Exchange Warrant. The 2010 Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if holders of at least fifty percent (50%) of such registrable securities demand the registration of Common Shares covering at least twenty-five percent (25%) of the outstanding amount of such registrable securities (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5,000,000); provided, however, the Issuer is not obligated to effect (i) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5,000,000, (ii) more than two such registrations in any twelve-month period or (iii) any registration at a time when it is keeping three such registration statements effective.

Concurrently, Glencore AG and the Issuer entered into a Subscription Agreement, dated as of November 12, 2010 (the “2010 Subscription Agreement”), pursuant to which Glencore AG agreed to purchase from the Issuer, on a private placement basis, an aggregate of 15,000,000 Common Shares for a purchase price of US$2.00 per Common Share in three separate tranches of 5,000,000 Common Shares each.

On January 17, 2011, pursuant to the first tranche of the 2010 Subscription Agreement, Glencore AG acquired from the Issuer, on a private placement basis, 5,000,000 Common Shares for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG’s purchase of the remaining second and third tranches of the 2010 Subscription Agreement.

On July 15, 2011, pursuant to the second tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share). Concurrently, Glencore AG granted a waiver to the Issuer pursuant to which Glencore AG waived the application of certain covenants contained in the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the secured loan provided by the Iron Range Resources and Rehabilitation Board to the Issuer Subsidiary that previously closed on June 28, 2011 (the “IRRRB Loan Waiver”).

On October 15, 2012, pursuant to the remaining third tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

On July 15, 2011, Glencore AG acquired pursuant to a private transaction 9,200,547 Common Shares at a price of US$1.4233 per share. These shares were purchased from Cliffs Erie L.L.C. (“Cliffs”) in accordance with the Issuer’s right to arrange for a purchaser of the shares upon notice from Cliffs of its desire to sell the shares. The purchase was made pursuant to a share purchase agreement, which was previously filed with the SEC as an exhibit to the Statement, and is hereby incorporated herein by reference.

In connection with Glencore AG’s purchase from Cliffs, the Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG becoming the beneficial owner of more than 20% of the outstanding voting shares of the Issuer as a result of the purchases described above.

On December 6, 2011, pursuant to a subscription agreement, dated as of November 30, 2011, between Glencore AG and the Issuer (the “2011 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, an aggregate of 13,333,333 Common Shares and a warrant entitling Glencore AG to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per Common Share until December 31, 2015 (the “2011 Purchase Warrant”) for an aggregate purchase price of US$19,999,999.50.

In connection with the 2011 Subscription Agreement, on December 6, 2011, an amendment and waiver agreement, dated as of November 30, 2011, among the Issuer, the Issuer Subsidiary and Glencore AG (the “2011 Amendment and Waiver”), became effective and amended, among other things:

•	each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to extend the maturity date from September 30, 2012 to the earlier of (i) the date which is 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has received all permits required to commence construction of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota in a form reasonably acceptable to Glencore AG (the “NorthMet Project”) and the senior construction financing for the NorthMet Project is made available to the Issuer and/or the Issuer Subsidiary in a form reasonably acceptable to Glencore AG (collectively, the “Construction Prerequisites”) and (ii) September 30, 2014;

•	each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to prohibit the Issuer from redeeming such Debentures prior to the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites;

•	the 2010 Purchase Warrant to reduce the exercise price from US$2.00 to US$1.50 per Common Share; and

•	the 2010 Purchase Warrant to include a mandatory exercise feature if the 20-day volume weighted average price of the Common Shares is equal to or greater than 150% of the exercise price and the Issuer provides notice to Glencore AG that it has obtained the Construction Prerequisites.

In addition, pursuant to the 2011 Amendment and Waiver, on December 6, 2011, the Issuer issued to Glencore AG an amended and restated exchange warrant that amended and restated the Original Exchange Warrant (the “Amended and Restated Exchange Warrant”). Pursuant to the Amended and Restated Exchange Warrant, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture are exchangeable into Common Shares at an exchange rate of US$1.50 per Common Share for such Debentures at any time until the earlier of (i) the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites and (ii) September 30, 2014. The Amended and Restated Exchange Warrant further provides that the Issuer may, within 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has satisfied the Construction Prerequisites, deliver a notice to Glencore AG requiring Glencore AG to exercise the Amended and Restated Exchange Warrant.

In addition, in connection with the 2011 Subscription Agreement and the 2011 Amendment and Waiver, on November 30, 2011, the Issuer and Glencore AG entered into a registration rights agreement and amendment to existing registration rights agreement (the “2011 Registration Rights Agreement”), pursuant to which (i) Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to the Common Shares issued under the 2011 Subscription Agreement and the Common Shares issuable upon exercise of the 2011 Purchase Warrant and (ii) the 2010 Registration Rights Agreement was amended so that the registrable securities covered by the 2010 Registration Rights Agreement include the Common Shares issuable upon exercise of the 2010 Purchase Warrant, as amended by the 2011 Amendment and Waiver, and the Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant.

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to the transactions contemplated by the 2011 Subscription Agreement and the 2011 Amendment and Waiver.

On April 11, 2013, Glencore AG loaned US$20 million to the Issuer Subsidiary through the purchase of an amended Tranche E Debenture from the Issuer Subsidiary (as amended, the “Amended Tranche E Debenture”) pursuant to an amendment to the Purchase Agreement, dated as of April 10, 2013 (the “Amendment No. 14 to Purchase Agreement”), among the Issuer, the Issuer Subsidiary and Glencore AG. The Amended Tranche E Debenture had a maturity date of May 1, 2014, subject to mandatory repayment upon closing of the Rights Offering and carried a fixed interest rate of 4.721% per annum. Pursuant to a confirmation of secured obligations agreement (the “Confirmation of Secured Obligations Agreement”), dated as of April 10, 2013, among the Issuer Subsidiary, the Issuer and Glencore AG, the parties had confirmed that the Issuer Subsidiary’s obligations under the Amended Tranche E Debenture were guaranteed by the Issuer and secured by the assets of the Issuer and the Issuer Subsidiary on the same terms as the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture. On July 5, 2013, the Amended Tranche E Debenture was fully repaid with proceeds from the Rights Offering (as described below).

On July 5, 2013, at the closing of an offering of rights (“Rights”) by the Issuer to holders of Common Shares to raise up to approximately US$60.5 million in gross proceeds (the “Rights Offering”) contemplated by a standby purchase agreement, dated as of April 10, 2013, between Glencore AG and the Issuer (the “Standby Purchase Agreement”), Glencore AG acquired from the Issuer 31,756,979 Common Shares for an aggregate purchase price of US$20,959,606.14 (or US$0.66 per Common Share), of which 23,483,921 Common Shares were acquired by Glencore AG pursuant to the exercise of its basic subscription privilege under the Rights Offering and 8,273,058 Common Shares of which were acquired by Glencore AG pursuant to the exercise of its additional subscription privilege under the Rights Offering. In consideration for Glencore AG’s agreement to provide a standby commitment for the Rights Offering pursuant to the Standby Purchase Agreement, Glencore AG received a cash fee of approximately US$1.06 million at the closing of the Rights Offering. In addition, on July 5, 2013, at the closing of the Rights Offering, the Issuer and Glencore AG entered into (i) a corporate governance agreement (the “Corporate Governance Agreement”) under which, effective January 1, 2014, Glencore AG may appoint that number of the directors of the Issuer which is proportionate to Glencore AG’s ownership of Common Shares (on a fully diluted basis), subject to certain limitations including that Glencore AG may not appoint more than 49% (rounding down) of the Issuer’s directors and (ii) a registration rights agreement (the “2013 Registration Rights Agreement”) pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares acquired by Glencore AG pursuant to the Rights Offering.

Glencore AG waived its right of first refusal on material financings by the Issuer contained in the 2010 Subscription Agreement with respect to the Rights Offering. In addition, the Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG in connection with (i) the issuance of the Rights and Common Shares issuable upon exercise of the Rights under the Rights Offering and (ii) the Standby Purchase Agreement.

At the closing of the Rights Offering, as a result of the Rights Offering’s triggering of customary anti-dilution provisions: (i) the exchange rate at which the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture are exchangeable pursuant to the Amended and Restated Exchange Warrant was reduced from US$1.50 to US$1.2920 per Common Share, (ii) the exercise prices for the 2010 Purchase Warrant and the 2011 Purchase Warrant were reduced from US$1.50 to US$1.3007 per Common Share and (iii) the number of Common Shares issuable upon exercise of the 2010 Purchase Warrant and the 2011 Purchase Warrant were increased to 3,459,643 Common Shares and 2,998,358 Common Shares, respectively.

On April 25, 2014, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment agreement (the “2014 Amendment”) pursuant to which the parties agreed, among other things, to:

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the earlier to occur of (i) the Issuer giving Glencore AG ten days’ notice that it has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore AG (the “Early Maturity Event”) and (ii) September 30, 2015; and

•	extend the expiration date of the Amended and Restated Exchange Warrant to the earlier to occur of (i) the Early Maturity Event and (ii) September 30, 2015.

On January 28, 2015, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 16 to Purchase Agreement”) pursuant to which the parties agreed, among other things, for the Issuer Subsidiary to issue to Glencore AG new Tranche F, G, H, and I debentures (the “2015 Debentures”) with the total principal amount of $30.0 million. Tranche F in the amount of $8.0 million was issued on January 30, 2015. Tranche G in the amount of $8.0 million was issued on April 15, 2015. Tranche H in the amount of $8 million was issued on July 1, 2015. Tranche I in the amount of $6 million is to be issued on or before October 1, 2015. The 2015 Debentures bear interest at 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and mature on the earlier of (i) the availability of at least $100 million of finance provided the Issuer demonstrates repayment is prudent or (ii) March 31, 2016. The Issuer and the Issuer Subsidiary provided security by way of a guarantee and a pledge of the assets of the Issuer and the Issuer Subsidiary.

On July 30, 2015, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 17 to Purchase Agreement”) pursuant to which the parties agreed, among other things, to:

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the earlier to occur of (i) the Early Maturity Event and (ii) March 31, 2016;

•	extend the expiration date of the Amended and Restated Exchange Warrant to the earlier to occur of (i) the Early Maturity Event and (ii) March 31, 2016;

•	adjust, as of August 1, 2015, the interest rate of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to US dollar LIBOR plus 8%; and

•	amend the 2010 Purchase Warrant and the 2011 Purchase Warrant such that (i) the exercise price has been reduced to US$0.9292 per share and (ii) the expiration date has been extended to December 31, 2016 subject to mandatory exercise if the 20-day VWAP of the Common Shares is equal to or greater than 150% of the exercise price or the occurrence of the Early Maturity Event.

On December 15, 2015, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment to the Purchase Agreement (the “Amendment No. 18 to Purchase Agreement”) pursuant to which the parties agreed, among other things, to:

•	extend the maturity date of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the earlier of (i) the availability of at least $80 million of debt or equity financing, (ii) March 31, 2017 or (iii) such earlier date upon acceleration or by redemption or repayment (defined as the date on which the Issuer elects to repay the outstanding principal and unpaid and accrued interest thereunder provided that the Issuer can demonstrate that such early repayment is prudent and provided that the Issuer has provided to Glencore AG with ten business days’ notice of such early repayment);

•	adjust the interest rate of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to US dollar LIBOR plus 15%;

•	subject to approval by the Toronto Stock Exchange and the NYSE MKT, extend the expiration date of the Amended and Restated Exchange Warrant to be the same as the maturity date of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture;

•	subject to approval by the Toronto Stock Exchange and the NYSE MKT, amend the 2010 Purchase Warrant and the 2011 Purchase Warrant such that (i) the exercise price is reduced to US$0.8231 per share and (ii) the expiration date is extended to December 31, 2017 (which remains subject to mandatory exercise if the 20-day VWAP of the Common Shares is equal to or greater than 150% of the exercise price or the occurrence of the Early Maturity Event);

•	extend the maturity date of the 2015 Debentures to the earlier of (i) the availability of at least $80 million of debt or equity financing or (ii) March 31, 2017; and

•	adjust the interest rate of the 2015 Debentures to US dollar LIBOR plus 15%.

The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Parent Guarantee, the Issuer Security Agreement, the Issuer Subsidiary Security Agreement, the Pledge Agreement, the Original Exchange Warrant, the 2008 Purchase Warrant, the 2008 Registration Rights Agreement, the First 2009 Subscription Agreement, the Second 2009 Subscription Agreement, the 2010 Amendment and Waiver, the 2010 Purchase Warrant, the 2010 Registration Rights Agreement, the 2010 Subscription Agreement, the IRRRB Loan Waiver, the 2011 Subscription Agreement, the 2011 Purchase Warrant, the 2011 Amendment and Waiver, the Amended and Restated Exchange Warrant, the 2011 Registration Rights Agreement, the Amended Tranche E Debenture, the Amendment No. 14 to Purchase Agreement, the Confirmation of Secured Obligations Agreement, the Standby Purchase Agreement, the Corporate Governance Agreement, the 2013 Registration Rights Agreement, the 2014 Amendment, the Amendment No. 16 to Purchase Agreement and the Amendment No. 17 to Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference. The foregoing summary of the Amendment No. 18 to Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which has been attached as Exhibit 99.47 to this Amendment No. 17 and is hereby incorporated herein by reference.

The source of funds for all of the purchases described above was working capital of the Reporting Persons. The Reporting Persons anticipate that the source of funds for any exercises of the 2010 Purchase Warrant and/or the 2011 Purchase Warrant will be working capital of the Reporting Persons.

Item 4.                           Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs. Depending on such evaluations, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any acquisition or disposition of Common Shares by the Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the United States Securities Act of 1933, as amended. In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the Reporting Persons. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Stephen Rowland, who is an employee of Glencore AG, is a member of the Issuer’s board of directors and also serves on the Issuer’s Technical Steering Committee and as an ex-officio member on the Issuer’s Nominating and Corporate Governance committee. Matthew Daley, who is an employee of Glencore AG, is a member of the Issuer’s board of directors and also serves on the Issuer’s Technical Steering Committee and the Issuer’s Safety, Health and Environmental Committee.

As described in Item 3 of the Statement, on July 5, 2013, the Issuer and Glencore AG entered into the Corporate Governance Agreement under which, effective January 1, 2014, Glencore AG may appoint that number of the directors of the Issuer which is proportionate to Glencore AG’s ownership of Common Shares (on a fully diluted basis), subject to certain limitations including that Glencore AG may not appoint more than 49% (rounding down) of the Issuer’s directors.

Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule 1 Persons may make the same evaluation and reserve the same rights.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The Reporting Persons collectively own, directly or indirectly, 78,724,821 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) an additional 27,086,199 Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant (based on the principal amount of the Debentures that includes capitalized and accrued interest as of October 31, 2015), (ii) an additional 3,459,643 Common Shares issuable upon exercise of the 2010 Purchase Warrant and (iii) an additional 2,998,358 Common Shares issuable upon exercise of the 2011 Purchase Warrant. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 112,269,021 Common Shares, representing 36.1% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 311,030,859 Common Shares outstanding, which was calculated based on the sum of (i) 277,486,659 Common Shares outstanding on December 11, 2015 as reported by the Issuer in its Management Discussion and Analysis for the three and nine months ended October 31, 2015, filed as Exhibit 99.2 to the Issuer’s Report on Form 6-K furnished with the SEC on December 15, 2015, (ii) the 27,086,199 Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant (based on the principal amount of the Debentures that includes capitalized and accrued interest as of October 31, 2015), (iii) the 3,459,643 Common Shares issuable upon exercise of the 2010 Purchase Warrant and (iv) the 2,998,358 Common Shares issuable upon exercise of the 2011 Purchase Warrant. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 112,269,021 Common Shares set forth above.

(c)      Except as set forth in Item 3 and this Item 5 of the Statement, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Stephen Rowland, who is a member of the Issuer’s board of directors and an employee of Glencore AG, owns 150,000 Common Shares and holds options to purchase 750,000 Common Shares and restricted share units in respect of 53,571 Common Shares. Matthew Daley, who is a member of the Issuer’s board of directors and an employee of Glencore AG, holds options to purchase 250,000 Common Shares and restricted share units in respect of 23,809 Common Shares.

(d)      Not applicable.

(e)      Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3 of the Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 18, 2015, between Glencore plc, Glencore International AG and Glencore AG relating to the filing of this Amendment No. 17.

99.2	Purchase Agreement (incorporated by reference to Exhibit No. 99.2 to the Schedule 13D filed with the SEC on November 10, 2008).

99.3	Floating Rate Secured Debenture (incorporated by reference to Exhibit No. 99.3 to the Schedule 13D filed with the SEC on November 10, 2008).

99.4	Parent Guarantee (incorporated by reference to Exhibit No. 99.4 to the Schedule 13D filed with the SEC on November 10, 2008).

99.5	Security Agreement (incorporated by reference to Exhibit No. 99.5 to the Schedule 13D filed with the SEC on November 10, 2008).

99.6	Security Agreement (incorporated by reference to Exhibit No. 99.6 to the Schedule 13D filed with the SEC on November 10, 2008).

99.7	Pledge Agreement (incorporated by reference to Exhibit No. 99.7 to the Schedule 13D filed with the SEC on November 10, 2008).

99.8	Exchange Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.8 to the Schedule 13D filed with the SEC on November 10, 2008).

99.9	Purchase Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.9 to the Schedule 13D filed with the SEC on November 10, 2008).

99.10	Registration Rights Agreement (incorporated by reference to Exhibit No. 99.10 to the Schedule 13D filed with the SEC on November 10, 2008).

99.11	Amendment No. 1 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.11 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.12	Amendment No. 2 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.12 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.13	Amendment No. 3 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.13 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.14	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.14 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.15	Amendment No. 4 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.15 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.16	Amendment No. 5 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.16 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.17	Amendment No. 6 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.17 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.18	Amendment No. 7 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.18 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.19	Amendment No. 8 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.19 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.20	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.20 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.21	Amendment No. 9 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.21 to the Schedule 13D/A filed with the SEC on September 4, 2009).

99.22	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.22 to the Schedule 13D/A filed with the SEC on September 4, 2009).

99.23	Amendment No. 10 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.23 to the Schedule 13D/A filed with the SEC on November 3, 2009).

99.24	Amendment No. 11 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.24 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.25	Subscription Agreement (incorporated by reference to Exhibit No. 99.25 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.26	Subscription Agreement (incorporated by reference to Exhibit No. 99.26 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.27	Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.27 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.28	Non-Transferable Common Share Purchase Warrant of PolyMet Mining Corp., dated November 12, 2010 (incorporated by reference to Exhibit No. 99.28 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.29	Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.29 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.30	Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.30 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.31	Waiver, dated as of July 14, 2011, from Glencore AG (incorporated by reference to Exhibit No. 31 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.32	Share Purchase Agreement, dated as of July 14, 2011, by and between Cliffs Erie L.L.C. and Glencore AG (incorporated by reference to Exhibit No. 32 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.33	Subscription Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.33 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.34	Non-Transferable Common Share Purchase Warrant of PolyMet Mining Corp., dated December 6, 2011 (incorporated by reference to Exhibit No. 99.34 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.35	Amendment and Waiver Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.35 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.36	Amended and Restated Exchange Warrant of PolyMet Mining Corp (incorporated by reference to Exhibit No. 99.36 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.37	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.37 to the Schedule 13D/A filed with the SEC on December 6, 2011).

99.38	Standby Purchase Agreement, dated as of April 10, 2013, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.38 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.39	Amendment No. 14 Relating to Purchase Agreement, dated as of April 10, 2013, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.39 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.40	Fixed Rate Secured Debenture, due no later than May 1, 2014 (incorporated by reference to Exhibit No. 99.40 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.41	Confirmation of Secured Obligations Agreement, dated as of April 10, 2013, by Poly Met Mining, Inc., PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.41 to the Schedule 13D/A filed with the SEC on April 16, 2013).

99.42	Corporate Governance Agreement, dated as of July 5, 2013, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.42 to the Schedule 13D/A filed with the SEC on July 8, 2013).

99.43	Registration Rights Agreement, dated as of July 5, 2013, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.43 to the Schedule 13D/A filed with the SEC on July 8, 2013).

99.44	Amendment Agreement, dated as of April 25, 2014, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.44 to the Schedule 13D/A filed with the SEC on April 29, 2014).

99.45	Amendment No. 16 Relating to Purchase Agreement, dated as of January 28, 2015, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.45 to the Schedule 13D/A filed with the SEC on August 5, 2015).

99.46	Amendment No. 17 Relating to Purchase Agreement, dated as of July 30, 2015, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG (incorporated by reference to Exhibit No. 99.46 to the Schedule 13D/A filed with the SEC on August 5, 2015).

99.47	Amendment No. 18 Relating to Purchase Agreement, dated as of December 15, 2015, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

Glencore AG

By:	/s/ Thomas Meier

Name:	Thomas Meier

Title:	Officer

By:	/s/ Stephan Huber

Name:	Stephan Huber

Title:	Officer

Glencore International AG

By:	/s/ Aristotelis Mistakidis

Name:	Aristotelis Mistakidis

Title:	Officer

By:	/s/ Martin Haering

Name:	Martin Haering

Title:	Officer

Glencore plc

By:	/s/ John Burton

Name:	John Burton

Title:	Company Secretary

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore AG. Each executive officer of each of Glencore International AG and Glencore AG is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Shares.

Directors of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Anthony Hayward (Citizen of the United Kingdom)	Director, Genel Energy	1 Grafton Street, London W1S 4FE, United Kingdom
Peter Coates (Citizen of Australia)	Non-Executive Chairman, Santos Ltd	Level 22, The Gateway Building, 1 Macquarie Place, Sydney, Australia
Leonhard Fischer (Citizen of Germany)	Chief Executive Officer, BHF Kleinwort Benson Group SA	Avenue Louise 326, 1050 Brussels, Belgium
Peter Grauer (Citizen of USA)	Executive Chairman Bloomberg LP	731 Lexington Avenue, New York 10022, USA
William Macaulay (Citizen of USA)	Chairman and Chief Executive Officer, First Reserve Corporation	One Lafayette Place Greenwich, CT 06830 USA
John Mack (Citizen of USA)	Senior advisor to Morgan Stanley	6 Club Road, Rye, New York 10580, USA
Patrice Merrin (Citizen of Canada)	Non-Executive Director	Glencore Baarermattstrasse 3 Baar 6341 Switzerland

Executive Officers of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
John Burton (Citizen of the United Kingdom)	Company Secretary

Directors and Executive Officers of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant

Directors and Executive Officers of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Martin W. Haering (Citizen of Switzerland)	Tax Officer
Carlos Perezagua (Citizen of Spain)	Chairman and Chief Risk Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant